THE GUARDIAN VARIABLE CONTRACT FUNDS, INC.

GIAC FUNDS, INC.

THE GUARDIAN BOND FUND, INC.

THE GUARDIAN CASH FUND, INC.

Supplement dated May 17, 2006
To the Prospectuses dated May 1, 2006

Effective May 17, 2006, the information under the heading "Fund Management" with respect to each Fund's investment adviser(s) is supplemented as follows:

Guardian Investor Services LLC (GIS), the investment adviser for all of the Funds of The Guardian Variable Contract Funds, Inc., GIAC Funds, Inc., The Guardian Bond Fund, Inc. and The Guardian Cash Fund, Inc. (each, a "Company"), except for the international and emerging markets funds of GIAC Funds, Inc., has agreed to acquire a 65 percent interest in RS Investment Management Co. LLC (RS), a privately held investment management firm with approximately $11.8 billion in assets under management. The transaction is subject to a number of conditions and is expected to close in the second half of 2006. In connection with the transaction, GIS has proposed for consideration by the Board of Directors of each Company a reorganization of each of the Funds. Upon completion of each reorganization, RS would be the investment adviser for all of the Funds, while GIS would be either a sub-adviser and/or sub-administrator. Under the proposal, each of the Funds would be reorganized with a corresponding, newly created fund in the RS fund complex. For each of the Funds, other than The Guardian UBS VC Small Cap Value Fund, it is contemplated that the reorganization would not result in any changes in the Fund's portfolio manager(s). Each proposed reorganization, which includes the change to RS as investment adviser, is subject to approval by the Board of Directors of each Company, as well as shareholders of each Fund.

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May 1, 2006

THE GUARDIAN CASH FUND, INC.

INVESTMENT OBJECTIVE

THE GUARDIAN CASH FUND seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity.

Availability of the Fund

Shares of the Fund are offered to the public only through ownership of variable annuity contracts and variable life insurance policies issued by The Guardian Insurance & Annuity Company, Inc. (GIAC).

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved the Fund's shares, nor has the Commission determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or depository institution, are not insured by the Federal Deposit Insurance Corporation, the National Credit Union Association, the Federal Reserve Board or any other agency, and involve investment risk, including possible loss of the principal amount invested.

THE GUARDIAN CASH FUND, INC.

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Not insured or guaranteed

There is no assurance that the Fund will achieve its investment objectives. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $10.00 per share, it is possible to lose money by investing in the Fund.

The Fund's principal investment strategies

The Cash Fund invests in money market instruments denominated in U.S. dollars. The Fund primarily selects investments that present minimal credit risks, as determined by Guardian Investor Services LLC (GIS), the Fund's investment adviser, in accordance with guidelines established by the Board of Directors. The guidelines prescribe that the instruments acquired by the Cash Fund be rated within the two highest short-term ratings categories assigned by nationally recognized statistical ratings organizations. The Fund will primarily invest in securities that have received the highest short-term ratings from at least two of these ratings organizations, or that have received the highest rating from the single ratings organization assigning a rating ("First Tier" securities). No more than 5% of the value of the Fund's total assets may be invested in securities rated lower than "First Tier." The Fund may be appropriate for investors seeking to earn current income and preserve capital or to facilitate an asset allocation strategy.

The Fund selects investments that have terms of 397 days or less, or which have a rate of interest that is readjusted at least once every 397 days. These investments include:

•  U.S. government securities, such as Treasury bills or bonds

•  commercial paper

•  repurchase agreements

•  certificates of deposit and short-term obligations issued by banks or savings and loan associations.

The Cash Fund may also invest in unregistered commercial paper which is issued in reliance on an exemption from registration under the federal securities laws. The Fund maintains a dollar-weighted average portfolio maturity of 90 days or less.

The Fund may not invest more than 5% of its total assets in the securities of any one issuer, except for securities issued by the U.S. government or U.S. government agencies.

Up to 25% of the Fund's net assets may be invested in U.S. dollar denominated certificates of deposit issued by foreign branches of U.S. banks and by U.S. branches of foreign banks — provided that each bank's net worth is at least $100 million. Certificates of deposit are debt instruments that usually pay interest.

Fund assets are valued at "amortized cost." See the section called Share price for details.

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The principal risks of investing in the Fund

All investments, including those in money market funds, involve risk. The return on money market instruments is typically lower than the return on stocks or bonds, but the relative risks are also lower. Modest additional investment risk is involved in holding securities that are not "First Tier" securities, since these securities are less liquid and fluctuate more in value.

There is no assurance that the Fund will achieve its investment objectives. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $10.00 per share, it is possible to lose money by investing in the Fund.

The Fund is subject to income risk, which is the risk that the income received by the Fund may decrease as a result of a decline in interest rates. The Fund's income is based on short-term interest rates, which may fluctuate over short periods of time. In addition, the Fund may be subject to interest rate risk, which is the risk that when interest rates rise, bond prices generally fall, and when interest rates fall, bond prices generally rise. Usually the price of bonds that must be repaid over longer time periods fluctuate more than shorter-term bonds.

Investors face the risk that the issuers of debt securities purchased by the Fund cannot pay interest or principal on the money owed. U.S. government securities are substantially protected from financial or credit risk since they are backed by the full faith and credit of the U.S. government. However, certain government-sponsored agencies issue obligations which, while of the highest credit quality, are supported only by the issuer's credit or right to borrow from the U.S. Treasury.

The Fund's investments in certificates of deposit issued by foreign branches of U.S. banks or U.S. branches of foreign banks may present additional and different risks than U.S. obligations. These investments may be affected by political, social or economic developments abroad, differences in auditing and other financial standards and greater volatility.

How the Fund has performed

The bar chart and table below provide some indication of the risks of investing in the Fund by showing how its performance has varied from year to year over the last 10 years. The performance figures shown assume that all dividends and distributions are reinvested in the Fund. This performance information does not reflect separate account or variable insurance contract fees or charges. If these fees and charges were reflected, the Fund's returns would be less than those shown. Past results do not necessarily indicate how the Fund will perform in the future.

THE GUARDIAN CASH FUND, INC.

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Highest and lowest quarters

During the period shown in the bar chart, the highest and lowest returns, respectively, for a quarter were:

Best quarter

1.56% for the quarter ended 12/31/2000.

Worst quarter

0.13% for the quarter ended 6/30/2004.

Year-by-year returns

Total returns
(Years ended December 31)

Please refer to the prospectus for the variable annuity contract or variable life insurance policy that offers the Fund to learn about expenses that will affect your return.

Average annual total returns

This table provides some indication of the risks of investing in the Fund by showing the average annual total returns for the 1, 5 and 10-year periods ended December 31, 2005. Past results do not necessarily indicate how the Fund will perform in the future.

	1 year	5 years	10 years
The Guardian Cash Fund	2.69%	1.80%	3.49%

Fees and expenses

The following tables describe the fees and expenses you may pay if you buy and hold shares of the Fund. Please refer to the prospectus for the variable annuity contract or variable life insurance policy that offers the Fund for information regarding fees and charges relating to the contract or policy.

Fees you pay directly

Maximum sales charge to buy shares, as a % of the offering price	Maximum deferred sales charge to sell shares, as a % of the original purchase price or sale proceeds, whichever is lower
None	None

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THE GUARDIAN CASH FUND, INC.

Annual fees and expenses deducted from the Fund's assets
(as a percentage of average net assets)

Management fees*	Distribution (12b-1) fees	Other expenses	Total
0.50%	None	0.08%	0.58%

*  The management fee is 0.45% of the average daily net assets in excess of $500 million.

EXAMPLE

The example on the right allows you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not take into account the fees and expenses relating to the variable annuity contract or variable life insurance policy. Please refer to the prospectus for the variable annuity contract or variable life insurance policy that offers the Fund for information regarding fees and charges relating to the contract or policy.

The example assumes:

•  you invest $10,000 for the time periods shown and redeem your shares at the end of the period

•  your investment has a 5% return each year

•  the Fund's operating expenses do not change.

Using these assumptions the costs of investing in the Fund would be as shown in the table below. Your actual costs may be higher or lower than those reflected here.

The costs of investing in the Fund would be:

1 year	3 years	5 years	10 years
$59	$186	$324	$726

THE GUARDIAN CASH FUND, INC.

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SPECIAL INVESTMENT TECHNIQUES

Illiquid securities and exempt commercial paper

Illiquid securities are either not readily marketable at their approximate value within seven days, are not registered under the federal securities laws (unless they are exempt from registration, as noted in the following paragraph), or are otherwise viewed as illiquid by the Securities and Exchange Commission. Repurchase agreements that mature in more than seven days are treated as illiquid securities and may not exceed, in the aggregate, 10% of the Fund's assets at any one time. The absence of trading can make it difficult to value or dispose of illiquid securities. It can also adversely affect the Fund's ability to calculate its net asset value or manage its portfolio.

Securities which qualify under an exemption from registration under federal securities laws for resales to institutional investors may be treated by the Fund as liquid. If the Fund's investment adviser determines that these securities are liquid under guidelines adopted by the Board of Directors, the Fund may purchase them. Similarly, the Fund typically treats commercial paper issued in reliance on an exemption from registration under federal securities laws as liquid.

Repurchase agreements

In a repurchase agreement transaction, the Fund purchases a debt security and obtains a simultaneous commitment from the selling bank or securities dealer to repurchase that debt security at an agreed time and price, reflecting a market rate of interest. Repurchase agreements are fully collateralized by U.S. government securities, bank obligations and cash or cash equivalents. Costs, delays or losses could result if the seller became bankrupt or was otherwise unable to complete the repurchase agreement. To minimize this risk, the investment adviser evaluates the creditworthiness of potential repurchase agreement counterparties.

Borrowing

The Fund may borrow money for temporary emergency purposes. When the Fund borrows money, it will segregate assets to cover its repayment obligation. The Fund limits borrowings to 10% of the Fund's total assets.

Disclosure of portfolio holdings

The Fund's policies and procedures with respect to disclosure of its portfolio securities are described in the Statement of Additional Information. A link to the Fund's portfolio holdings is accessible on the Fund's website at www.guardianinvestor.com.

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THE GUARDIAN CASH FUND, INC.

FUND MANAGEMENT

THE MANAGEMENT and affairs of the Fund are supervised by its Board of Directors.

The Fund's investment adviser

Guardian Investor Services LLC ("GIS") is the investment adviser for the Fund. GIS is a Delaware limited liability company, which is wholly owned by The Guardian Insurance & Annuity Company, Inc. ("GIAC"), a Delaware insurance company. GIAC is wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a New York mutual insurance company. GIS is located at 7 Hanover Square, New York, New York 10004. GIS buys and sells securities, and selects brokers to effect transactions. GIS is the investment adviser to several other mutual funds sponsored by Guardian Life, and it is the underwriter and distributor of the Fund's shares and of variable annuity and variable life insurance contracts issued by GIAC.

The Fund pays GIS a management fee for its services at an annual rate of 0.50% of average net assets up to $500 million and 0.45% of the average daily net assets in excess of $500 million.

A discussion regarding the basis for the Board of Directors' approval of the Fund's investment advisory agreement is available in the Fund's annual report to shareholders for the year ended December 31, 2005.

Portfolio manager

Alexander M. Grant, Jr. has managed the Fund since 1986. Mr. Grant has been Managing Director of Guardian Life since March 1999. Before that, he was a Second Vice President.

The Statement of Additional Information provides additional information about the portfolio manager's compensation structure, any other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities in the Fund(s) for which the portfolio manager has primary day-to-day responsibility.

THE GUARDIAN CASH FUND, INC.

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BUYING AND SELLING FUND SHARES

YOU CAN BUY THIS FUND only if you're a contractowner of a GIAC variable annuity contract or variable life insurance policy that offers the Fund as an investment option. GIAC buys and sells Fund shares based on premium allocation, transfer, withdrawal and surrender instructions made by GIAC contractowners.

The Fund will ordinarily make payment for redeemed shares within three business days after it receives an order from GIAC and in any event, the Fund will make payment within seven days after it receives an order from GIAC. The redemption price will be the net asset value next determined after GIAC receives the contractowner's instructions or request in proper form. The Fund may refuse to redeem shares or postpone payment of proceeds during any period when:

•  trading on the New York Stock Exchange (NYSE) is restricted

•  the NYSE is closed for other than weekends and holidays

•  an emergency makes it not reasonably practicable for the Fund to dispose of assets or calculate its net asset value (NAV); or

•  as permitted by the Securities and Exchange Commission.

See the prospectus for your GIAC variable annuity contract or variable life insurance policy for more details about the allocation, transfer and withdrawal provisions of your annuity or policy.

EXCESSIVE SHORT-TERM TRADING

Risks of excessive short-term trading

Frequent short-term trading activity, such as market timing, or unusually large trades in shares of the Fund can potentially harm all contractowners by disrupting portfolio management, increasing the Fund's expenses, and diluting the Fund's net asset value. Excessive short-term trading in shares of the Fund can hurt the Fund's performance by forcing the Fund to hold excess cash, to liquidate portfolio securities prematurely, or to lose potential opportunities. Frequent trading activity also increases the Fund's portfolio transaction and brokerage costs.

Fund policies and procedures

The Fund's Board of Directors has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares. The Fund discourages, and does not knowingly accommodate, excessive short-term trading. The Fund monitors activity in contractowner accounts on a daily basis to determine whether there may be excessive trading. The Fund monitors such activity based upon established parameters that are applied consistently to all contractowners. Such parameters may include, without limitation, the length of the holding period, the number of exchanges that occur within a specified period of time, the dollar amount of transactions, and/or any combination of the foregoing. We do not apply our policies

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THE GUARDIAN CASH FUND, INC.

and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other contractowners and persons with material rights under a contract. This may include applying the restrictions to any contracts that we believe are related (e.g., two contracts with the same owner or owned by spouses or by different partnerships or corporations that are under common control). The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any contractowners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing. Restrictions that we may impose, subject to certain contract provisions that are required and approved by state insurance departments, include, without limitation:

•  limiting the frequency of transfers to not more than once every 30 days;

•  imposing a fee of $25 per transfer, if you make more than twelve transfers within a contract year;

•  requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•  refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•  refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect; or

•  impose a holding period between transfers.

Except as stated above, we currently do not impose redemption fees on transfers or expressly limit the number or frequency of transfers. We consider the following factors in determining whether excessive trading may be occurring:

•  an unusually large number of shares of the Fund are sold within a short period of time after purchase;

•  two or more purchases and redemptions are made within a short period of time;

•  a contractowner's transaction history with the Fund suggests a timing pattern or strategy;

•  we reasonably believe that a contractowner has engaged in market timing practices in connection with other mutual funds that are not affiliated with the Fund.

THE GUARDIAN CASH FUND, INC.

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While the Fund will use reasonable efforts to detect excessive trading activity, there can be no guarantee that those efforts will be successful in preventing all such activity or that market timers will not employ new strategies designed to evade detection. The Fund's ability to detect harmful trading activity may also be limited by operational and technological limitations. Many purchase, redemption and exchange orders are received from financial intermediaries that hold omnibus accounts with the Fund. An omnibus account is an account held in the name of an intermediary on behalf of its customers, who are the beneficial owners of the shares held in the account. It is usually not possible for the Fund to identify the underlying beneficial owners in an omnibus account; however, the Fund reserves the right to apply the restrictions identified above to omnibus accounts and will make every reasonable effort to apply those restrictions uniformly. Although the Fund intend to apply any restrictions uniformly to all contractowners that are detected as excessive traders, the Fund may not be able to successfully apply restrictions to omnibus accounts. If the possibility of excessive trading activity is noted in an omnibus account, the Fund will contact the intermediary to attempt to stop the potentially inappropriate trading, but the Fund's ability to prevent such trading is dependent upon the cooperation of the intermediary in observing and aiding in the implementation of the Fund's policies.

We may revise our policies and procedures in our sole discretion at any time, and without prior notice to contractowners, as we deem necessary or appropriate to better detect and deter harmful trading activity or to comply with state or federal regulatory requirements.

Share price

The share price of the Fund is calculated each day that the NYSE is open. The price is set at the close of regular trading on the NYSE or 4 p.m. Eastern time, whichever is earlier. The price is based on the Fund's current net asset value, or NAV.

NAV is the value of everything a Fund owns, minus everything it owes, divided by the number of shares investors hold.

To maintain its NAV of $10.00 per share, the Fund has chosen to value its portfolio on the basis of amortized cost in accordance with Rule 2a-7 of the Investment Company Act of 1940. All securities purchased by the Fund must be U.S. dollar denominated and have a remaining maturity of thirteen months or less. Also, according to the rule, the Fund must maintain a dollar-weighted average portfolio maturity of 90 days or less. Dollar-weighted average maturity means the average time until the Fund's investments come due, or mature. The higher the dollar value of an investment the more it counts in calculating the average.

The rule further states that the Fund must invest only in securities that are considered to present minimal risk. Eligible securities are those ranked within the two highest rating categories by nationally

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THE GUARDIAN CASH FUND, INC.

recognized statistical rating organizations, or unrated securities that GIS considers to be of comparable quality.

The amortized cost method does not take into account unrealized gains or losses. The acquisition cost of a security purchased by the Fund is adjusted for amortization of any discount or premium at a constant daily rate to maturity. Although this method provides the Fund with certainty in valuation, it may also result in valuations of portfolio securities which are higher or lower than the price which the Fund may receive upon immediate sale.

Under guidelines adopted by the Fund's Board of Directors to manage the Fund's portfolio, GIS periodically reviews the relationship between the amortized cost value per share and NAV based upon available indicators of market value and reports the results quarterly to the Board. If market value cannot be established for these reviews, assets are valued at fair value as determined in good faith by or under the direction of the Board.

Dividends, distributions and taxes

Net investment income and net capital gains that are distributed to GIAC's separate account by the Fund are reinvested by GIAC in additional shares of the Fund at NAV. GIAC contractowners will be notified when these distributions are made.

The Fund typically declares dividends from net investment income and net realized gains daily. Earnings for weekends and holidays are declared as a dividend on the next business day. Although the Fund's NAV is expected to remain stable at $10.00, daily dividends can vary in amount, and there may be days when there is no dividend. If net losses on any given day exceed interest income, less expenses, the NAV for that day might decline.

The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, so long as such qualification is in the best interests of its shareholders. The Fund is also subject to certain diversification requirements applicable to mutual funds underlying variable insurance products. As a qualified regulated investment company, the Fund is generally not subject to federal income tax on the part of its investment income (including any net capital gains) which it distributes to shareholders. The Fund intends to distribute all such income and gains.

The prospectuses for GIAC's variable annuities and variable life insurance policies contain a summary description of the federal income tax treatment of distributions from such contracts. Anyone who is considering allocating, transferring or withdrawing monies held under a GIAC variable contract to or from the Fund should consult a qualified tax adviser.

THE GUARDIAN CASH FUND, INC.

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Other information about the Fund

The Fund does not currently foresee any disadvantages to contractowners arising from the fact that it offers shares to both variable annuity contract and variable life insurance policy separate accounts. The Board monitors events to ensure there are no material irreconcilable differences between or among contractowners. If such a conflict should arise, one or more GIAC separate accounts may withdraw their investment in the Fund. This could possibly force the Fund to sell portfolio securities at disadvantageous prices.

If circumstances make it necessary to create separate portfolios for variable annuity and variable life insurance accounts, GIAC will bear the expenses involved in setting up the new portfolios. However, the ongoing expenses contractowners ultimately pay would likely increase because of the loss of economies of scale provided by the current arrangement.

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THE GUARDIAN CASH FUND, INC.

FINANCIAL HIGHLIGHTS

THE FINANCIAL HIGHLIGHTS table is intended to help you understand the financial performance of the Fund over the past five years.

Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request.

	Year ended December 31,
	2005	2004	2003	2002	2001
Net Asset Value, Beginning of Year	$10.00	$10.00	$10.00	$10.00	$10.00
Income from investment operations
Net Investment Income	0.27	0.08	0.07	0.12	0.35
Dividends to shareholders from
Net Investment Income	(0.27)	(0.08)	(0.07)	(0.12)	(0.35)
Net Asset Value, End of Year	$10.00	$10.00	$10.00	$10.00	$10.00
Total Return*	2.69%	0.85%	0.66%	1.25%	3.58%
Ratios/Supplemental data
Net Assets, End of Year (000's omitted)	$217,511	$295,800	$356,271	$492,713	$515,223
Ratio of Expenses to Average Net Assets	0.58%	0.57%	0.56%	0.55%	0.55%
Ratio of Net Investment Income to Average Net Assets	2.60%	0.84%	0.67%	1.24%	3.43%

*  Total returns do not reflect the effects of charges deducted pursuant to the terms of GIAC's variable contracts. Inclusion of such charges would reduce the total returns for all periods shown.

THE GUARDIAN CASH FUND, INC.

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FOR MORE DETAILED INFORMATION

ADDITIONAL INFORMATION about the Fund is available in the annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected their performance during the last fiscal year. If more than one member of a household owns shares of the Fund, only one copy of each shareholder report and prospectus will be mailed to that address unless you instruct us otherwise.

The Fund's Statement of Additional Information contains additional information about the Fund. It has been filed with the SEC and is incorporated in this prospectus by reference. A free copy of the Fund's Statement of Additional Information and most recent annual report and semi-annual report may be obtained, and further inquiries can be made, by calling 1-800-221-3253 or by writing Guardian Investor Services LLC at 7 Hanover Square, New York, New York 10004. The SAI and shareholder reports are also available without charge on our Internet website at www.guardianinvestor.com and may also be requested by e-mail from that site.

Information about the Fund (including the Statement of Additional Information) can be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-5850. Reports and other information about the Fund are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the Public Reference Branch of the SEC's Office of Consumer Affairs and Information Services, 100 F Street, N.E., Washington D.C. 20549-0102.

Custodian, Transfer Agent and Dividend Paying Agent

State Street Bank and Trust Company, Custody Division, 1776 Heritage Drive, North Quincy, Massachusetts 02171, is the Fund's custodian, transfer agent and dividend paying agent.

1940 Act File No. 811-3324

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THE GUARDIAN CASH FUND, INC.